TERYL RESOURCES CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED OCTOBER 27, 2004

The following discussion of the results of operations of the Company for the three months ended August 31, 2004, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the three months ended August 31, 2004 and 2003.

Overall Performance

We are engaged in the acquisition, exploration and development of natural resource properties. We currently have mineral property interests in Alaska and British Columbia.

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks Mining District, Alaska. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil. The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc., a subsidiary of the Company, owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district.

Results Of Operations – August 31, 2004 (“2004”) and August 31, 2003 (“2003”)
The following discussion of the Issuer’s financial condition at August 31, 2004, and the changes in financial condition and results of operations for the three months ended August 31, 2004 and 2003 should be read in conjunction with the financial statements of the Issuer and related notes included therein. The Issuer’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

Results of operations were a net loss of $ 138,685 ($0.0042 per share) as compared to a net loss of $165,008 ($0.0066 per share) for 2003.

In 2004 the Oil and Gas operations had net loss of $ 15,341 compared to net income $ 3,026 in 2003, which was due to heavy maintenance work performed on the wells during the quarter.

The Issuer incurred administrative expenses of $123,344 compared to $169,008 in 2003. In 2004 expenditures for advertising, promotion and public relations were $63,346 compared to $76,420 in 2003, due efforts to raise financing to carry out their exploration projects and provide working capital. Several other expenditures in 2004 were higher than in 2003 due to rising costs and increased administration and promotional activities, which were offset slightly by interest income of $1,272 and a foreign exchange gain of $2,965.

As the Issuer is in the exploration stage and does not as yet have a mine in production, the recoverability of operating expenses is dependent upon the discovery of economically recoverable reserves and oil and gas well revenue, which has been increasing.

Financing Activities
During the three months ended August 31, 2004, the Company issued 622,000 common shares to net the treasury $186,600. During the 2004 year the Company issued 7,942,600 common shares to net the treasury $ 2,720,747 (including $ 70,560 of debt settlement) (See Note 12 to the financial statements). In 2004, the Company repaid loans, on a net basis, of $ 156,967 to related companies.

To a significant extent, the Issuer’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from the Issuer’s exploration programs. The Issuer’s ability to attain its business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.

Mining and Exploration Operations

Gil Mineral Claims

The Gil Gold Project is located in the Fairbanks Mining District, Alaska. The Issuer owns a 20% interest in the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”) with Kinross owning the other 80%. The Gil claims are adjacent to the producing Fort Knox mine which is owned by Kinross, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton.

The 2004 Gil exploration program, due to extensive exploration work completed in 2003, has three major goals:

1.	Delineate mineralized zones at the Intersection Area
2.	Delineate mineralized zones at Sourdough Ridge
3.	Develop new targets in the Gil Exploration Area

The overall objective of the 2004 Gil Exploration Program is to significantly expand the resource potential within the claim area. The program will allow for 1,000 soil and rock samples, 4,200 feet of trenches, and the drilling of approximately 25 drill holes for a total of 7,000 feet to accomplish the three major goals of the plan. An all-inclusive cost of US$526,750 is estimated for the entire program.

Intersection Area
The area east of the North Gil and northeast of the Main Gil, designated as the “Intersection Area”, is sparsely explored. Drilling results from 2002 and 2003 reveal scattered zones of high-grade gold mineralization that deserve further exploration. A total of 3,000 feet of drilling in conjunction with soil sampling and possible trenching is proposed to test this target.

Sourdough Ridge
The Sourdough Ridge target is located on the adjacent ridge east of the Main Gil. Drilling and trenching has outlined a mineralized trend that strikes northeast. Gold is primarily found in veins and shears hosted in calc-silicate rock, similar to that of the Main Gil. This prospect and several gold anomalies associated with calc-silicate units in the area have not been adequately drill tested. A 2,500-foot drilling program in conjunction with soil sampling and trenching is proposed to test this target.

2004 Gil Exploration Area
The 2004 Gil Exploration Area begins in the Last Chance Creek drainage and extends for five miles in a northeast direction to soil anomalies in the Lohr Creek drainage. Most exploration activities have focused in the Main Gil area, leaving a large portion under-explored. A total of 600 rock and soil samples, 1,500 feet of drilling and 1,200 feet of trenches are proposed to test this trend.

Project Status

The Gil project has been explored periodically by Fairbanks Gold Mining, Inc. since its identification in 1991. Previous detailed drilling in the Main and North Gil areas has outlined two gold deposits. Initial exploration in the intersection Area and along Sourdough Ridge was encouraging and good potential for new discoveries exists in the Gil area. Large portions of the Gil Joint Venture Claim block remain underexplored and hold excellent potential for additional gold resources.

In September the following exploration updates for the Gil Joint Venture Claims were reported by Kinross Gold Corporation, our joint venture partner:

•   First pass soil sampling within the Gil Exploration Program is 90% complete. Work accomplished includes the construction of approximately 40,000 feet of soil line and the collection of 488 soil samples.

•   Exploration in the Main Gil Area and along Sourdough Ridge has generated several new targets. These targets consist of soil samples with anomalous gold associated with calc-silicate rocks and/or quartz veining.

•   A 400-foot trench was excavated, mapped, and sampled on Sourdough Ridge. The 400-foot trench exposed 100 feet of calc-silicate rock with abundant quartz veining. Visible gold has been identified in two of the quartz veins. Assay results on this trench are pending.

•   Initial soil sampling has been completed on All Gold Ridge, Too Much Gold Ridge and Intrusive Ridge. Fieldwork has outlined a small outcrop of intrusive rocks along Intrusive Ridge. Soil samples in and around the intrusive rock have gold values ranging from 14 and 22 ppb Au. On All Gold Ridge, fieldwork located calc-silicate rocks along strike with the Main Gil unit. Soil samples taken from the area of these calc-silicate rocks assay approximately 28 ppb Au. Too Much Gold Ridge assays are still pending.

In summary, during the 2004 first half of the exploration program, the Company’s JV partner, Kinross Gold, constructed approximately 40,000 feet of soil line and collected approximately 488 soil samples using auger drills. This work generated several new exploration targets in the Main Gil Area and along Sourdough Ridge. Currently, field work is focused on testing these targets through the use of trenching and reverse circulation drilling. Nine reverse circulation drill holes totaling 2,075 feet and three trenches totaling 1,500 feet have been completed testing these targets. Drilling will continue into November with initial assay results estimated to be available in late November 2004.

Westridge Claims

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road. It lies immediately north of the Fox Creek Property which was drill tested by Cypress Gold in 1995. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine, reported to have contained reserves of 4,000,000 ounces of gold. Fort Knox currently produces over 400,000 ounces of gold annually. The West Ridge Property is made of 53 State mining claims held by the Company. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed.

Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003 (see News Release dated April 28, 2004). Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

One of two areas selected for this work returned soil samples containing gold values ranging up to 848 ppb with elevated arsenic and antimony values. Gold, arsenic and antimony values were consistently higher in soil samples collected over granodiorite intrusive host rocks suggesting a possible genetic association between the intrusive rocks and gold mineralization. Rock samples collected from the same hand-dug pits where soil samples were collected returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). Gold was associated with anomalous arsenic and antimony and was hosted by iron oxide stained quartz-bearing intrusives and quartz-mica schist of the Fairbanks Schist. The extent of the mineralization is open to expansion beyond the areas sampled to date in 2004.

Based on the positive results from preliminary sampling, additional soil and rock sampling will be conducted in October with the goal of defining future drilling targets for this part of the West Ridge property. The 100%-owned West Ridge property is two miles south of the Kinross’s True North deposit, and six miles north of the Fort Knox deposit, which was reported to contain 4 million ounces of gold at a grade of 0.03 opt gold.

In summary, 150 auger drill holes have been completed and samples are being prepared for assaying. Assay results are expected in mid-November 2004.

Black Dome

In July, 2003 we announced we had successfully negotiated a lease of 440 acres in the Fairbanks Mining District, Alaska from the State of Alaska, Mental Health Trust Land Office (TLO). The trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The gold anomaly may possibly be on trend with the 4000-foot western gold anomaly, which is geochemically similar to the gold mineralization at the True North deposit, according to AMAX Gold’s report completed in 1999. The True North gold deposit was purchased by Kinross Gold for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation. An exploration work program will be submitted for approval immediately to the Trust Land Office to locate drill targets on the newly acquired lease.

In consideration for the State of Alaska lease, a production royalty on the lease land is granted to the State of Alaska, Trust Land Office (TLO) as follows:

Price of Gold (per ounce)	Production Royalty
Below $300.00	2.5%
$300.01 - $350.00	3.0%
$350.01 - $400.00	3.5%
$400.01 - $450.00	4.0%
$450.01 - $500.00	4.5%
Above $500.00	5.0%

Additionally, Teryl will grant a 1% Net Smelter Return (NSR) on its 100% owned West Ridge property with first refusal to purchase the 1% NSR in the event that TLO decides to sell.

An exploration program started in August 2003. Exploration is being conducted by the Company’s geological consultants, Avalon Development Corp., who are focused on finding another True North-type gold discovery on the Black Dome area of Teryl’s recently acquired trust land. The Eldorado Fault cuts through the Black Dome, the same fault that bounds Kinross Gold’s True North gold deposit, approximately three miles northeast.

Avalon field crews will sample a newly discovered old trench at Black Dome, which contains rubble composed of black carbonaceous schist cut by numerous quartz-carbonate veinlets. Most of the carbonate has been altered to a soft brown-red oxide, similar to oxide ore at the True North. The trench will be cleared of debris to sample bedrock and determine gold values to locate drill targets.

Fish Creek Claims

In July, 2004 we announced that the drilling permit has been approved by the State of Alaska exploration division, on the Fish Creek property. The Company plans to drill up to 25 vertical eight inch diameter holes, on two lines, to explore the potential Fish Creek placer gold paystreak. Each line will be composed of 10 to 15 drill holes spaced 50 to 200 feet apart, and from 45 to 75 feet deep, to test two anomalies located last year by a magnetic survey. The survey located two anomalies indicative of a potential buried placer gold bearing channel, extremely high-grade placer gold was encountered during the excavation of the Fort Knox mine fresh water dam, immediately upstream of the Fish Creek property.

In addition to placer drilling, it is planned to drill up to 40 auger holes on a 200 feet grid and drill two vertical five inch holes up to 300 feet deep with the reverse circulation drilling rig along the east flank of Fish Creek valley to explore the mineral potential of an intrusive and lithology of bedrock.

According to our geologist, the goal of the drilling is to establish a tight cross section of the potential Fish Creek paystreak with important data regarding the location and value of the placer and the lode ore body.

In September, we announced that drilling has commenced on the Fish Creek Gold Target. The dual targets to drill are the placer target and the intrusive target, with the objective to test the lithology and to analyze for concentrations of precious/base metals. The Company will drill 25 vertical eight-inch diameter holes on two lines to explore the potential Fish Creek placer gold paystreak, and to test the two anomalies located last year by a magnetic survey.

Drilling was completed on October 16th. A total of 22 R/C holes were completed of which 20 were short holes to test the placer and lode targets and 2 holes were drilled to test a potential intrusive target. Assay results are pending.

Fox Creek Claims

In June, 2004, a mining lease for lode exploration and mining was successfully completed on the Fox Creek Claims. The Fox Creek Claims consist of eight contiguous unpatented state of Alaska mining claims, which are located 3 miles north of Fox, Alaska. These claims are adjacent to the Company’s 100% owned West Ridge property to the northwest. Teryl Resources Corp. recently completed a drill program on the West Ridge Claims. Significant gold intervals were found in Hole #4, which returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne (0.064 opt) (See news release dated April 28, 2004).

Regarding the Fox Creek Claims, one reverse circulation drill hole was drilled by Cyprus-Amax in 1995 to a depth of 255 feet along the schist-granite contact. A 30 foot zone from 65 to 95 feet averaged 0.03 opt AU (gold) and was associated with elevated molybdenum and high arsenic values. The bedrock geology exposed in outcrop and placer mining cuts reveal a gold mineralization system that shares characteristics with other gold mines in the Fairbanks Mining District, according to a brief report from Arne Bakke, Geologist, located in Fairbanks, Alaska. Teryl Resources Corp. paid US$10,000 upon signing the agreement, and the same is due on each anniversary date. The owner retains a three percent net smelter return. Teryl Resources Corp. has an option to purchase the three percent net smelter return for US$1,000,000 prior to the date of production, or US$1,500,000 after the production date.

In October we announced that two grab samples taken from the intrusive contact at the Fox Creek claims returned values of 197 and 1,360 ppb (1.36 grams per tonne) gold. These samples are only 450 feet south of the West Ridge property, and a quarter of a mile from the recently reported hot gold samples on the West Ridge. A $20,000 auger drilling program to sample the new gold zone is underway between the West Ridge property, and the potential Fox Creek intrusive discovery.

Reverse circulation drilling has commenced on two 300-foot holes in a potential Fort Knox-type intrusive target. Assays are estimated to be completed in late November 2004.

Also in October, Curt Freeman, of Avalon Development, notified the Company that a drilling program on the Fox Creek gold property has been arranged with America Arctic drilling company. The drilling will be two - 60 degree angle holes, one to the northwest to test the intrusive found north of the creek and the other at 180 degrees from the first to test possible structures that control the intrusive in Fox Creek.

The drilling will test the molybdenum and gold bearing intrusive rock on the Fox Creek Claims, which returned 1.36 gpt gold. The target is less than one-half mile from rock samples recently collected from the West Ridge Claims, which returned gold values up to 4.3 gpt (0.127opt) .

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
		$	Per Share	Diluted per share
August 31, 2004	$2,677	(138,685)	(0.0042)	(0.0042)
May 31, 2004	$4,859	(351,991)	(0.0129)	(0.0129)
February 28, 2004	$5,908	(189,824)	(0.0050)	(0.0050)
November 30/03	$5,789	(83,978)	(0.0032)	(0.0032)
August 31, 2003	$4,481	(165,982)	(0.0066)	(0.0066)
May 31, 2003	$7,105	(73,382)	(0.0027)	(0.0027)
February 29, 2003	$12,730	(113,485)	(0.0050)	(0.0050)
November 30/02	$4,320	(93,506)	(0.0039)	(0.0039)

Liquidity and Capital Resources
Since its incorporation, the Issuer has financed its operations almost exclusively through the sale of its common shares to investors. The Issuer expects to finance operations through the sale of equity in the foreseeable future as it generates limited revenue from business operations. There is no guarantee that the Issuer will be successful in arranging financing on acceptable terms.

Of the total cash raised of $ 29,633 from financing activities together with an opening cash surplus of $370,558, $ 27,435 was spent on exploration and development of mineral property interests and $ 123,344 was spent on administration and $ 18,018 was expended on oil and gas operations. In 2003, $ 19,179 was spent on exploration and development and $169,008 was spent on operations. The Company’s cash surplus at August 31, 2004 was $ 205,111 compared to $48,427 at August 31, 2003. The working capital deficit decreased by $1,115,364 to a working capital surplus of $ 12,061 compared to a working capital deficit of $ 1,103,303 at August 31, 2003. The Company plans to continue raising funds through sale of capital stock and through option agreements on its mineral properties. See subsequent events note regarding private placement warrants exercised subsequent to August 31, 2004.

Related Party Transactions

Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $2,500 per month for management services. The Company paid to SMR management fees totaling $ 7,500 in the period ended August 31, 2004. Administration consulting and directors fees totaling $ 8,750 were paid during the August 31, 2004 period (2003 - $ 6,750) to J. Lorette, Vice-President and director of the company, and secretarial fees of $ 9,000 (2003 - $ 6,967) were paid to M. Van Oord, a director of the company. Directors fees of $ 3,000 were paid to J. Robertson, President of the company, during the August 31, 2004 period (2003 - $ 2,500).

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and costs is provided in the Company’s Consolidated Statement of Operation and Deficit contained in its Consolidated Financial Statements for August 31, 2004 and 2003.

Outstanding Share Data

The Company’s authorized share capital consists of:

100,000,000	Common shares without par value
5,000,000	Preferred shares with a $1 par value.

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval.

As of August 31, 2004, 33,802,688 common shares were issued and outstanding. There were no Preferred shares. As at the date hereof, there are 34,027,688shares issued and outstanding.

There were 4,684,500 warrants outstanding at August 31, 2004 which entitle the holder to purchase one common share each for various dates expiring within the next two years. They are exercisable as follows:

1,000,000 warrants at $0.15 expiring Dec. 11/04
   184,500 warrants at $0.40 expiring Aug. 26/05
1,500,000 warrants at $0.50 expiring Nov. 24/04
2,000,000 warrants at $0.60 expiring Oct. 26/05.

Options outstanding at August 31, 2004 are as follows:

Exercise price	Number of
$	Shares
0.15	1,590,000
0.40	625,000
0.45	300,000
0.63	50,000
2,565,000

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual MD&A, A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com